

07005272

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 2 6 2007
503

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Kay Hian (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai (212) 840-1301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Athena Kwai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Kay Hian (US) Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL W. LIU
Notary Public State of New York
No. 02LI6098380
Qualified in New York County
Commission Expires Sept. 8, 2007



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UOB KAY HIAN (U.S.) INC.

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

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UOB Kay Hian (U.S.) Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	1,487,278
Receivable from broker		57,407
Receivable from clearing broker		3,400
Receivable from affiliate		843
Deposit with clearing broker		25,536
Fixed assets, net of accumulated depreciation of $39,430		23,512
Prepaid income tax		142,000
Other assets		20,496
Total assets	$	1,760,472
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	141,733
Payable to affiliate		641,893
		783,626
Liabilities subordinated to claims of general creditors		450,000
Commitment		
Stockholder's equity		
Common stock, $1.00 par value; 2 shares authorized, 2 shares issued and outstanding		2
Additional paid-in capital		549,998
Accumulated Deficit		(23,154)
Total stockholder's equity		526,846
Total liabilities and stockholder's equity	$	1,760,472

The accompanying notes are an integral part of this financial statement.

1. Organization

UOB Kay Hian (U.S.) Inc. (the "Company") was organized as a Corporation under the laws of the State of New York. The Company is a broker-dealer which became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company acts exclusively on behalf of its institutional customers in the buying and selling of Asian Securities through a related company, UOB Kay Hian Private Limited ("Limited"). The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent").

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions. Actual amounts could differ from those estimates.

Fixed Assets
Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over the estimated useful lives of the related assets of three years. Amortization of a leasehold improvement is computed on a straight-line basis over the term of the lease. Depreciation and amortization expense for the year ended December 31, 2006 was $14,663.

3. Receivable from Broker

Receivable from broker consists of commissions receivable from Limited and a service fee from UOB Kay Hian (Hong Kong) Limited.

4. Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2006 are as follows:

Subordinated equity, 2.25%, due May 2007 to Parent	$150,000
Subordinated equity, 2.25%, due September 2007 to Parent	150,000
Subordinated equity, 2.25%, due May 2008 to Parent	150,000
	$450,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule as equity borrowings. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

At December 31, 2006, the Company has $300,000 in subordinated loans which mature within a year. Pursuant to Rule 15c3-1(d), at no time may the percentage of debt to debt-equity be 70% or greater for a time period of over 90 days. The Company's percentage of debt to debt-equity total computed at December 31, 2006 is 31%.

Interest expense on the subordinations amounted to $10,125 for the year ended December 31, 2006.

5. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness, as defined, to net capital exceed 15 to 1.

At December 31, 2006, the Company has net capital, as defined, of $732,588 which is $632,588 in excess of its required net capital of $100,000. The Company has aggregate indebtedness of $783,626. The Company's ratio of aggregate indebtedness to net capital is 1.07 to 1 at December 31, 2006.

6. Commitment

Leases

The Company leases office space from an affiliated company UOB Realty ("USA") Limited Partnership, which is owned 100% by a common stockholder. The lease is non-cancelable.

Future minimum annual rental payments are as follows:

Year Ended December 31,	Amount
2007	$ 49,840
2008	49,840
2009 (5 months)	20,767
	$ 120,447

Occupancy expense for the year ended December 31, 2006 amounted to:

Rent	$ 53,257
Utilities	3,738
Equipment rental	371
	$ 57,366

7. Related Party Transactions

A related Company, an affiliate of the Parent, provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2006, the Company paid to the related company $1,632,526 in clearing charges. Included in commission income is $171,726 in service fees received from another related company, an affiliate of the parent, providing sales and marketing services.

Payable to affiliate amounted to $633,695 for research fees incurred and $8,198 for commission payable.

Receivable from an affiliate amounted to $843 for sales and marketing services provided for the related company.

8. Off-Balance Sheet Risk

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

The Company may, from time to time, have cash in its bank accounts in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2006, the Company exceeded the FDIC limit of $100,000 by $1,390,972.

9. Income Taxes

During the current year, the Company had a provision for income taxes in the amount of $80,000, which was offset by the utilization of net operating loss carry forwards, resulting in a net Federal tax expense of $35,800. State and local income tax expense for the year ended December 31, 2006 amounts to $18,343.

A deferred tax asset has been established for temporary differences arising from organization expense. A 100% valuation allowance has been provided for the tax benefit arising as a result of this temporary difference due to the uncertainty regarding the near-term utilization of such benefit. This has resulted in a net decrease in a valuation allowance of $64,619 for the year ended December 31, 2006.

The deferred tax asset at December 31, 2006 arising as a result of timing differences is as follows:

	Amount
Income tax benefit at statutory rates	$ 21,981
Less: Valuation allowance	(21,981)
Net deferred tax asset	$ -

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
UOB Kay Hian (U.S.) Inc.

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 21, 2007

END